EXHIBIT (e)(2)

AGREEMENT FOR MARKETING SERVICES

        THIS AGREEMENT FOR MARKETING SERVICES (the “Agreement”) is made and entered into as of this 22nd day of February, 2008 (the “Effective Date”), by and between ALPS Fund Services, Inc. a Colorado corporation located at 1290 Broadway, Suite 1100, Denver, Colorado 80203 (“ALPS”) and Bear Stearns Asset Management Inc.(“BSAM”). ALPS and BSAM are sometimes hereinafter individually collectively referred to as a “Party” and collectively as the “Parties”.

        WHEREAS, BSAM is the investment adviser to the Bear Stearns Active ETF Trust (the “Trust”) and its series portfolios (each, a “Fund”) as set forth on Schedule A;

        WHEREAS, the Trust consists of various Funds, each of which is an exchange-traded fund whose shares are listed on the American Stock Exchange;

        WHEREAS, ALPS Distributors, Inc., an affiliate of ALPS, serves as principal underwriter of the Funds pursuant to a Distribution Agreement dated February 22, 2008; and

        WHEREAS, ALPS provides certain professional services to entities such as BSAM; and

        WHEREAS, BSAM desires to engage ALPS to perform the services described below for the Funds and ALPS desires to accept such appointment.

        NOW, THEREFORE, in consideration of the mutual covenants herein contained, the Parties hereto agree as follows:

        1.       Scope of Services. ALPS agrees to perform the services listed on Exhibit “A” hereto (collectively, the “Services”).

        2.       Fees. For the performance by ALPS of the Services pursuant to this Agreement, BSAM, from its own resources, agrees to pay ALPS an annual fee, amortized and paid monthly, in accordance with the fee schedule set forth on Exhibit “B” hereto. Such fees, as well as ALPS’ out-of-pocket expenses and advances identified in Section 3 below, may be changed from time to time by mutual written agreement of the Parties.

        3.       Out of Pocket Expenses.In addition to the fees that BSAM shall pay to ALPS pursuant to Section 2 above, BSAM agrees to reimburse ALPS for its reasonable out-of-pocket expenses incurred and advances made by ALPS ,for, regulatory filing fees and any other fees agreed to in advance in writing by the parties. In addition, BSAM shall reimburse any other expense incurred by ALPS in performing services at the specific written request or consent of BSAM.

        4.       Invoicing. BSAM agrees to pay ALPS’ invoices for fees and expenses within thirty (30) days following BSAM’s receipt of ALPS’ respective billing invoice, other than any fees or expenses that are subject to a good faith dispute between the Parties. In the event of such a dispute, BSAM may only withhold that portion of the fee or expense that is subject to the dispute. BSAM shall notify ALPS in writing within ten (10) calendar days following the receipt of each invoice with respect to which BSAM has a dispute. If BSAM does not provide such notice of dispute within the required time, then the billing invoice will be deemed accepted. BSAM shall settle such disputed amounts within ten (10) business days from the day upon which the parties agree on the amount to be paid, or at such later date as may be agreed upon by ALPS, by payment of the agreed-upon amount. If no agreement is reached, then the Parties may exercise their specific legal remedies.

        5.       Term.

        The term of this Agreement shall commence upon the Effective Date and shall continue thereafter for one year (the “Initial Term”), unless terminated sooner in accordance herewith. After the Initial Term, this Agreement will renew automatically for additional one year periods of time (each, a “Renewal Term”, and collectively with the Initial Term, the “Term”), Notwithstanding anything to the contrary contained in this Agreement, either party may terminate this Agreement at any time, upon 60 days written notice to the other Party.

        6.       Indemnification. Each Party (the “Indemnifying Party”) hereby agrees to indemnify and hold harmless the other Party (the “Indemnified Party”) against any and all losses, costs and expenses (including reasonable attorney’s fees) that the Indemnified Party incurs by reason or as a result of or arising out of its responsibilities under this Agreement or from the breach by the Indemnifying Party of any terms, provisions, covenants, warranties or representations contained herein and/or in connection with the enforcement of this Agreement or any provision hereof, unless such losses costs or expenses were the result of the Indemnified Party’s negligence or willful misconduct.

        7.       Confidentiality. During the Term of this Agreement, each Party may be provided access to selected information of the other Party, oral, written, or electronic, including but not limited to information which relates or refers to the other Party’s: business planning; internal controls; computer, data processing, or communications architectures or systems; electronic data processing architectures, applications, programs, routines, or subroutines; business affairs and methods of operation or proposed methods of operations, techniques or systems; or financial or other non-public information of the other Party (hereinafter, “Confidential Information”). Each Party agrees to treat confidentially and not disclose to any third parties (other than its directors, managers, partners, officers, employees and agents who agree to be bound hereby) such Confidential Information, and to only use such Confidential Information in performing under this Agreement. The obligations set forth in this Section 7 shall survive for a period of three (3) years from the termination of this Agreement; provided, however, that with respect to any Confidential Information that would constitute a “trade secret”, the obligation of confidentiality and non-use shall survive as long as such trade secret information is entitled to such treatment as a matter of law.

        In the event that a Party receives a subpoena or other validly issued administrative or judicial process requesting Confidential Information, such Party shall provide actual notice and a copy of the subpoena or other document(s) to the other Party within twenty-four (24) hours of such receipt and shall not comply with such subpoena or other process until the earlier to occur of (1) receiving written notification from the other Party that it may proceed or (2) the deadline for complying.

        The Parties acknowledge that, because of the nature of the Confidential Information, the owner of such Confidential Information would suffer irreparable harm in the event of a material breach of the provisions of this Agreement and that monetary damages would be inadequate to compensate such Party for such a breach. As a result, in the event of any material breach or threatened material breach by the other Party of any such provisions, the non-breaching Party shall be entitled, in addition to such other legal or equitable remedies which might be available, to injunctive relief in any court of competent jurisdiction against the threatened material breach or continuation of any such material breach without showing or proving any actual damages sustained by the non-breaching Party.

        8.       Notices. All notices, invoices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given upon actual receipt by the notified party either by hand, by facsimile (with evidence of receipt) or by electronic (email) delivery, one (1) day following delivery to an overnight courier service (such as United Parcel Service or Federal Express), or three (3) days following delivery to the U.S. Postal Service if sent by certified mail, return receipt requested, at the address herein identified above, or such other address as any Party hereto shall hereafter specify by written notice to the other Party or Parties hereto.

        9.       Arbitration. All claims, disputes, controversies and other matters in question between the parties to this Agreement arising out of or relating to this Agreement or the breach thereof that cannot be resolved by the Parties shall be settled by binding arbitration in accordance with this Agreement and the following procedures or such other procedures as may be agreed upon by the Parties:

        (a)        Either Party may serve upon the other Party, in accordance with the notice procedures set forth in Section 8 above, a written demand specifying in reasonable detail the nature of the matter and that the claim, dispute, or controversy or other matter in question shall be submitted to arbitration. The demand shall be made within a reasonable time after the claim, dispute, controversy or other matter in question has arisen. In no event shall the demand for arbitration be made after the date when institution of legal or equitable proceedings, based upon such claim, dispute, controversy or other matter in question, would be barred by the applicable statute of limitations or by laches.

        (b)        After service of a demand for arbitration, the Parties shall attempt to agree upon a single arbitrator within ten (10) calendar days or such longer period as the parties may agree.

        (c)        In the event the Parties cannot agree upon a single arbitrator within the period established under paragraph (b) above, then each Party shall appoint one arbitrator within an additional ten (10) calendar days and notify the other Party of such appointment. If either Party fails to timely appoint an arbitrator, then the arbitrator appointed by the other Party shall be the sole arbitrator. If, however, both Parties appoint an arbitrator, then a third arbitrator shall be selected within ten (10) calendar days thereafter by the first two arbitrators unless otherwise agreed by the Parties. If the arbitrators and the Parties fail to appoint a third arbitrator, either Party may request the American Arbitration Association or any federal or local court in New York, New York to appoint the third arbitrator.

        (d)        Except as otherwise provided herein, any arbitration proceeding shall be conducted in accordance with the rules and procedures of the American Arbitration Association or such other rules and procedures as are agreed to by the arbitrators or the Parties. Nothing contained herein shall be construed as requiring submission of any claim, dispute, controversy or other matter in question to the American Arbitration Association.

        (e)        The arbitration proceeding shall be held in New York, unless otherwise agreed by the arbitrators or the Parties.

        (f)        The decision rendered through arbitration shall be final and binding upon the Parties hereto, and judgment may be entered in accordance with applicable law in any court having jurisdiction thereof. In rendering a decision, the arbitrators shall be governed by the terms of this Agreement.

        (g)        Although the Parties agree that compulsory and binding arbitration shall be the exclusive means of dispute resolution, judicial review of any arbitration decision or proceeding (other than entry or enforcement of an arbitration award/judgment) or of any matter arising under the terms of this Agreement, whether or not submitted to the binding arbitration process required by this Agreement, shall be brought solely in the federal or state courts in New York, New York.

        (h)        The foregoing procedures shall not preclude either Party from pursuing all available legal remedies for infringement of a registered patent, trademark, service mark, or copyright.

        10.       Governing Law. This Agreement shall be deemed to have been made in the State of New York, and shall be governed by, construed and enforced in accordance with the law of the State of New York, without reference to principles of conflicts of laws thereof.

    11.        Captions. The section headings used in this Agreement are intended solely for convenience of reference and shall not in any way or manner amplify, limit, modify or otherwise be used in the interpretation of any of the provisions of this Agreement. The masculine, feminine, or neuter gender and the singular or plural number shall be deemed to include the others whenever the context so indicates or requires.

        12.       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which counterparts together shall constitute but one and the same instrument.

        IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date set forth beneath their signatures below, with the Agreement to be effective on the Effective Date.

ALPS Fund Services, Inc.	Bear Stearns Asset Management Inc.
By: /s/ Thomas A. Carter	By: /s/ Jeffry Brown
Thomas A. Carter
Managing Director
Date: February 22, 2008	Date: February 22, 2008

EXHIBIT A

The Services

        ALPS will provide the following Services to the Funds:

Marketing Staff:

–	Write, design and produce FINRA-approved sales and marketing materials.

–	Create FINRA-approved seminars and product presentations.

–	Provide input into content, look and feel of the website.

Registered Representative Call Center:

–	Outbound follow-up calls on 100% of phone and internet requests for information.

–	Receive creation/redemption call & communicate with AP/Advisor/Custodian.

–	Transfer “hot”advisor leads to internal wholesaler.

–	Support dedicated toll free line for advisors.

Four (4) Shared Internal Wholesalers:

–	Support National Accounts Manager’s and wholesalers field activities.

–	Telemarket to independent financial planners.

–	Coordinate conference participation.

–	Attend various conferences.

Eight (8) Shared External Wholesalers

–	Assist the national accounts manager in implementing the tactical sales strategy.

–	Establish regional relationships with wire houses and fee based advisors.

–	Deliver product education presentations.

–	Conduct product education presentations with wire house brokers and fee based financial advisors.

–	Attend major fee based advisor conferences.

ALPS Senior Management:

–	Develop overall strategic sales and marketing plan with National Accounts Manager, Advisor and Specialist firm.

–	Supervise sales related activities.

–	Participate in field sales activities.

National Accounts Manager:

–	Implement tactical sales strategy.

–	Establish home office contacts with targeted broker/dealers.

–	Develop product education presentations.

–	Conduct product education presentations with fee based financial advisors.

–	Attend major fee based advisor conferences.

EXHIBIT B

Fees

Fees will be three (3) basis points on average net assets calculated daily and paid monthly. Fees will include all services provided in the Marketing Service Agreement and the Distribution Service Agreement. The Fund has no obligation to pay any fees under this agreement. Any fees for services under this Agreement will be paid by BSAM.

BSAM shall be responsible for all out-of-pocket expenses incurred by ADI in connection with FINRA registration and licensing, which include, but shall not be limited to, costs for study materials, classes, opening test taking windows, exams, state registration, fulfillment of the regulatory element, fulfillment of the firm element, the annual compliance meeting, filing of advertising materials with the FINRA and on-site examinations of the offices of those individuals registered